SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

                         AMENDMENT NO. 1


            Under the Securities Exchange Act of 1934

                     BCAM International, Inc.
                         (Name of Issuer)

                  Common Stock, $0.01 Par Value
                   Title of Class of Securities

                            055293104
                          (CUSIP Number)


Mickey Kim                       Mark B. Barnes
Kirr, Marbach & Company, LLC     Leagre Chandler & Millard
P.O. Box 1729                    9100 Keystone Crossing, Ste. 800
Columbus, IN  47201              Indianapolis, IN  46240
(812) 376-9444                   (317) 843-1655

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        September 22, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Kirr, Marbach & Company, LLC

2   Check the Appropriate Box if a Member
      of a Group                                          (a) [x]
                                                          (b) [ ]

3   SEC Use Only

4   Source of Funds*

    N/A

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)  [  ]

6   Citizenship or Place of Organization

    Indiana

NUMBER OF                       7      Sole Voting Power
SHARES
BENEFICIALLY                    2,054,500
OWNED BY
EACH                            8      Shared Voting Power
REPORTING
PERSON WITH                      0

                           9    Sole Dispositive Power

                                2,054,500

                           10   Shared Dispositive Power

                                0


11  Aggregate Amount Beneficially Owned by Each
     Reporting Person

    2,054,500

12  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
                                 [ ]

13  Percent of Class Represented by Amount in Row (11)

    12.1%

14  Type of Reporting Person*

    IA

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    David M. Kirr

2   Check the Appropriate Box if a Member
      of a Group                                          (a) [x]
                                                          (b) [ ]

3   SEC Use Only

4   Source of Funds*

    00

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)  [  ]

6   Citizenship or Place of Organization

    USA

NUMBER OF                       7      Sole Voting Power
SHARES
BENEFICIALLY                    66,000
OWNED BY
EACH                            8      Shared Voting Power
REPORTING
PERSON WITH                      0

                           9    Sole Dispositive Power

                                66,000

                           10   Shared Dispositive Power

                                0


11  Aggregate Amount Beneficially Owned by Each
     Reporting Person

    66,000

12  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
                                 [ ]

13  Percent of Class Represented by Amount in Row (11)

    0.4%

14  Type of Reporting Person*

    IN

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Terry B. Marbach

2   Check the Appropriate Box if a Member
      of a Group                                          (a) [x]
                                                          (b) [ ]

3   SEC Use Only

4   Source of Funds*

    00

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)  [  ]

6   Citizenship or Place of Organization

    USA

NUMBER OF                       7      Sole Voting Power
SHARES
BENEFICIALLY                    66,000
OWNED BY
EACH                            8      Shared Voting Power
REPORTING
PERSON WITH                      0

                           9    Sole Dispositive Power

                                66,000

                           10   Shared Dispositive Power

                                0


11  Aggregate Amount Beneficially Owned by Each
     Reporting Person

    66,000

12  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
                                 [ ]

13  Percent of Class Represented by Amount in Row (11)

    0.4%

14  Type of Reporting Person*

    IN

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Gregg T. Summerville

2   Check the Appropriate Box if a Member
      of a Group                                          (a) [x]
                                                          (b) [ ]

3   SEC Use Only

4   Source of Funds*

    PF

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)  [  ]

6   Citizenship or Place of Organization

    USA

NUMBER OF                       7      Sole Voting Power
SHARES
BENEFICIALLY                    66,000
OWNED BY
EACH                            8      Shared Voting Power
REPORTING
PERSON WITH                      0

                           9    Sole Dispositive Power

                                66,000

                           10   Shared Dispositive Power

                                0


11  Aggregate Amount Beneficially Owned by Each
     Reporting Person

    66,000

12  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*
                                 [ ]

13  Percent of Class Represented by Amount in Row (11)

    0.4%

14  Type of Reporting Person*

    IN

      6                  AMENDMENT NO. 1
                               TO
                          SCHEDULE 13D

    This Amendment No. 1 is being filed to amend Item 5 of the Schedule 13D and Amendment No. 2 to Schedule 13G filed on Schedule 13D dated October 2, 1997 (the "Schedule 13D").

    The beneficial ownership amounts reported in the Schedule 13D included shares of the Issuer's Common Stock that could be acquired upon the exercise of 10%/13% Convertible Subordinated Notes Due September 19, 2002 (the "Notes"). The Notes will not become convertible into Common Stock until September 19, 1998, however, and therefore are not deemed pursuant to SEC Rule 13d-3 to be beneficially owned by the reporting persons at this time. Therefore, this Amendment No. 1 is being filed to revise beneficial ownership amounts and other disclosures in Item 5 to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) On September 22, 1997, the Limited Partnerships and the self-directed pension plan accounts of Messrs. Kirr, Marbach and Summerville purchased directly from the Issuer in a private placement a portion of a new issue of the Issuer's 10%/13% Convertible Subordinated Notes Due September 19, 2002 and exercisable September 19, 1998 (the "Notes") with warrants attached to the Notes which are currently exercisable for 320,000 shares of Common Stock at a warrant price of $1.75 per share. Following the acquisition of these warrants, the members of the Group may be deemed to beneficially own the follow numbers of shares of Common Stock:

                             Number of Shares
    Name                    Beneficially Owned   Percentage*

Kirr Marbach
  621 Partners                   580,000 (1)                  3.4% (1)
  R. Weil & Associates                         1,234,500 (2)                 7.3% (2)
  Appleton Associates            240,000 (3)                  1.4% (3)

  Total                        2,054,500 (4)                 12.1% (4)

David M. Kirr                       66,000 (5)                0.4% (5)

Terry B. Marbach                  66,000 (5)                  0.4% (5)

Gregg T. Summerville              66,000 (5)                  0.4% (5)

Total                          2,252,500 (6)                 13.3% (6)

    * Percentages are calculated in accordance with Rule 13d-3(d)(1) on the basis of 15,954,733 outstanding shares of Common Stock (as reported in the Issuer's Annual Report on Form 10-QSB for the quarter ended June 30, 1997, as filed on August 13, 1997), and as adjusted on a pro forma basis for the potential issuance to the members of the Group of, in the aggregate, 1,020,000 shares pursuant to warrants.

(1) Includes 320,000 shares that are not presently issued or outstanding which 621 Partners has the right to acquire pursuant to warrants.

(2) Includes 382,000 shares that are not presently issued or outstanding which R. Weil & Associates has the right to acquire pursuant to warrants.

(3) Includes 120,000 shares that are not presently issued or outstanding which Appleton has the right to acquire pursuant to warrants.

(4) Includes 822,000 shares that are not presently issued or outstanding the Limited Partnerships have the right to acquire pursuant to warrants.

(5) Consists of 66,000 shares for each of Messrs. Kirr, Marbach and Summerville which are not presently issued or outstanding which such individual has the right to acquire pursuant to warrants.

(6) Includes 1,020,000 shares that are not presently issued or outstanding the Limited Partnerships and Messrs. Kirr, Marbach and Summerville have the right to acquire pursuant to warrants.

(b) Kirr Marbach, a registered investment advisor and a general partner of each of the Limited Partnerships, has sole voting and dispositive discretion with respect to securities held by the Limited Partnerships. Each of Messrs. Kirr, Marbach and Summerville has sole voting and dispositive power over securities in his self-directed pension account.

    (c) There have been no transactions in the Common Stock of the Issuer by any of the Reporting Persons during the sixty days preceding the date of this Statement, except for the sale by R. Weil & Associates (of which Kirr Marbach is managing general partner) of 110,000 shares of the Common Stock on September 10, 11, and 12, 1997, in open market transactions at an average price of $1.367 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit A --   Agreements Pursuant to Regulation Section 240.13d-1(f)
                   (filed with original Schedule 13D dated October 2,
                   1997).

    Exhibit B --   Power of Attorney and Agency (filed with original
                   Schedule 13D dated October 2, 1997).

                            SIGNATURE
    After reasonable inquiry and to the best of each of their knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct.

November 7, 1997


Kirr, Marbach & Company, LLC

By *

*
David M. Kirr


*
Terry B. Marbach


*
Gregg T. Summerville



*By /s/ Mickey Kim,
Agent and Attorney-in-Fact